UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                Under the Securities Exchange Act of 1934
                 (Amendment No.         2              )*


                     Home City Financial Corporation
------------------------------------------------------------------------------
                           (Name of Issuer)


                       Common shares, no par value
------------------------------------------------------------------------------
                      (Title of Class of Securities)


                               43706C 10 0
------------------------------------------------------------------------------
                              (CUSIP Number)



                             December 31, 1999
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      	[x  ]	Rule 13d-1(b)
      	[   ]	Rule 13d-1(c)
      	[   ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43706C 10 0           	    13G
          -----------

1	  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Home City Financial Corporation Employee Stock Ownership Plan

2	  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a)____

                                                      (b)  X
                                                         ----

3	  SEC USE ONLY



4  	CITIZENSHIP OR PLACE OF ORGANIZATION

    Ohio

                               5  SOLE VOTING POWER
                                  -0-

NUMBER OF	SHARES               6  SHARED VOTING POWER
BENEFICIALLY                      -0-
OWNED
BY EACH                        7  SOLE DISPOSITIVE POWER
REPORTING PERSON                  -0-
WITH
                               8  SHARED DISPOSITIVE POWER
                                  92,771

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      92,771

10	   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11	   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.0%

12	   TYPE OF REPORTING PERSON*

      EP

CUSIP No. 43706C 10 0                 	13G
          -----------

1	    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Bankers Trust Company, N.A.

2	    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)_____

                                                           (b)  X
                                                              -----

3	    SEC USE ONLY



4	    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States




NUMBER OF	                	    5     SOLE VOTING POWER
SHARES                               60,904
BENEFICIALLY
OWNED                          6     SHARED VOTING POWER
BY EACH                             -0-
REPORTING
PERSON                         7     SOLE DISPOSITIVE POWER
WITH                                -0-

                              	8    	SHARED DISPOSITIVE POWER
                                     92,771

9	    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      92,771

10	   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11	   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.0%

12	   TYPE OF REPORTING PERSON*

      BK

Item 1(a).    	Name of Issuer:

             		Home City Financial Corporation

Item 1(b).	    Address of Issuer's Principal Executive Offices:

             		63 W. Main Street
              	Springfield, Ohio  45502

Item 2(a).	    Name of Persons Filing:

             		First Bankers Trust Company, N.A.

             		Home City Financial Corporation Employee Stock Ownership Plan

Item 2(b).	    Address of Principal Business Office or, if none, Residence:

               First Bankers Trust Company, N.A.
             		1201 Broadway
             		Quincy, Illinois  62301

		             Home City Financial Corporation Employee Stock Ownership Plan
             		First Bankers Trust Company, N.A., Trustee
             		1201 Broadway
             		Quincy, Illinois  62301

Item 2(c).	    Citizenship:

              	First Bankers Trust Company, N.A.
             		  Organized under the laws of the United States

             		Home City Financial Corporation Employee Stock Ownership Plan:
                 Organized in Ohio

Item 2(d).	    Title and Class of Securities:

             		Common shares, no par value

Item 2(e).	    CUSIP Number:

             		43706C 10 0

Item 3.	    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b)
            or (c), check whether the person filing is a:

	           (a)	[     ]  Broker or Dealer registered under Section 15 of the
                         Act (15 U.S.C. 78o).

	           (b)	[  X  ]  Bank as defined in section 3(a)(6) of the Act
                         (15 U.S.C. 78c).

           	(c)	[     ]  Insurance Company as defined in section 3(a)(19) of
                         the Act (15 U.S.C. 78c).

            (d) [     ]  Investment Company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

	           (e)	[      ]	 An investment adviser in accordance with Section
                          240.13d-1(b)(1)(ii)(E).

           	(f)	[  X   ]	 An employee benefit plan or endowment fund in
                          accordance with Section 240.13d-1(b)(1)(ii)(F).

           	(g)	[      ]	 A parent holding company or control person in
                          accordance with  Section 240.13d-1(b)(1)(ii)(G).

            (h)	[      ]	 A savings association as defined in Section 13(b) of
                          the Federal Deposit Insurance Act (12 U.S.C. 1813).

           	(i)	[      ]	 A church plan that is excluded from the definition of
                          an investment company under Section 3(c)(14) of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)	[      ]	 A group, in accordance with Section 240.13d-1(b)(1)
                          (ii)(J).


Item 4.	  	 Ownership:

       		   First Bankers Trust Company, N.A.

       		   (a)	Amount Beneficially Owned:
              		92,771

          		(b)	Percent of Class:
			             11.0%

		          (c)	Number of shares as to which such person has:

             			(i)  	sole power to vote or to direct the vote:
                 			  60,940

             			(ii)	 shared power to vote or to direct the vote:
                  				-0-

            			(iii)	 sole power to dispose or to direct the disposition of:
			                   -0-

            			(iv)	  shared power to dispose or to direct the disposition of:
			                  	92,771

            			Home City Financial Corporation Employee Stock Ownership Plan
               -------------------------------------------------------------

 		            (a)	Amount Beneficially Owned:
				               92,771

			            (b)	Percent of Class:
				               11.0%

            			(c)	Number of Shares as to which such person has:

               				(i)	  sole power to vote or to direct the vote:
                      	  -0-

               			(ii)	  shared power to vote or to direct the vote:
				                    	-0-

             				(iii)  	sole power to dispose or to direct the disposition of:
                   				  -0-

				              (iv)	  shared power to dispose or to direct the disposition
                         of:
					                    92,771

               			There are 92,771 common shares owned by the Home
                  City Financial Corporation Employee Stock Ownership
                  Plan (the "Plan"). First Bankers Trust Company, N.A., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received,the plan provides that the Trustee shall vote such shares in the Trustee's discretion.
                  As of December 31, 1999, 31,831 shares had been allocated to Plan participants.

               			Although the Trustee has general authority to sell assets,
                  because the Plan provides that the Trustee is to invest
                  primarily in shares of the issuer, the authority to
                  dispose of such shares is limited by the Plan.

Item 5.			  Ownership of Five Percent or Less of a Class:

         			Inapplicable

Item 6.		  	Ownership of More Than Five Percent on Behalf of Another Person:

         			Inapplicable

Item 7.			  Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company:

          		Inapplicable

Item 8.			  Identification and Classification of Members of the Group:

         			Inapplicable

Item 9.			  Notice of Dissolution of Group:

         			Inapplicable

Item 10.		Certification:

       			By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired
          in the ordinary course of business and were not acquired
          for the purpose of and do not have the effect of changing
          or influencing the control of the issuer of such
          securities and were not acquired in connection with or as
          a participant in any transaction having such purposes or effect.

Signature:

	  	After reasonable inquiry and to the best of my knowledge and belief,
    I certify that the information set forth in this statement is true, complete and correct.


                                      			FIRST BANKERS TRUST COMPANY, N.A.


 Date:  1/19/00		 		                     By:   /s/ Carmen Walch
        -------                                ----------------------------
                                             	  Trust Officer



                                       		HOME CITY FINANCIAL CORPORATION
                                     				EMPLOYEE STOCK OWNERSHIP PLAN


                                      			By First Bankers Trust Company, N.A.,
                              						        Trustee


Date: 1/19/00                            By:   /s/ Carmen Walch
      -------                                  ------------------------------
                                          	    Trust Officer

                                    	EXHIBIT A
                                     ---------

                    	AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
                     ------------------------------------------


The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Home City Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.




                                    						FIRST BANKERS TRUST COMPANY, N.A.


Date:  1/19/00				 	                      By: /s/ Carmen Walch
                                              -------------------------------
                                              Trust Officer



                                         	HOME CITY FINANCIAL CORPORATION
                                   							EMPLOYEE STOCK OWNERSHIP PLAN


                                    						By First Bankers Trust Company, N.A.,
                                								     Trustee


Date: 1/19/00					                        By: /s/ Carmen Walch
                                              -------------------------------
	                                             Trust Officer